FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 02 February 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 04 February 2005.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 07 February 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 February 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 February 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 February 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 February 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 February 2005.

9.	Press release entitled, “Publication of Annual Report”, dated 22 February 2005.

10.	Press release entitled, “FDA approves AstraZeneca’s Atacand® (Candesartan Cilexetil) for the treatment of heart failure”, dated 23 February 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 February 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 February 2005.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 February 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 March 2005	By: /s/ G H R Musker

Name: G H R Musker
Title: Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 February 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2011 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,644,458,029.

G H R Musker
Company Secretary
2 February 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 February 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2066 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,643,758,029.

G H R Musker
Company Secretary
4 February 2005

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 February 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2074 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,643,158,408.

G H R Musker
Company Secretary
7 February 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 February 2005, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2084 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,642,817,650.

G H R Musker
Company Secretary
10 February 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 February 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2102 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,642,226,258.

G H R Musker
Company Secretary
11 February 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 February 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2093 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,641,476,258.

G H R Musker
Company Secretary
14 February 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 February 2005, it purchased for cancellation 850,000 ordinary shares of AstraZeneca PLC at a price of 2085 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,640,626,258.

G H R Musker
Company Secretary
15 February 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 February 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2074 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,639,826,779.

G H R Musker
Company Secretary
21 February 2005

Item 9

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report, Annual Review and Corporate Responsibility Summary Report for 2004. Copies are available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker
Company Secretary
22 February 2005

Item 10

FDA APPROVES ASTRAZENECA’S ATACAND® (CANDESARTAN
CILEXETIL) FOR THE TREATMENT OF HEART FAILURE

AstraZeneca today announced that the US Food and Drug Administration (FDA) has approved its angiotensin receptor blocker (ARB) ATACAND® (candesartan cilexetil) for the treatment of heart failure (New York Heart Association Class II-IV and ejection fraction less than or equal to 40 percent) to reduce the risk of death from cardiovascular causes and reduce hospitalisations from heart failure. ATACAND is the first ARB in the US to receive an indication for reducing both cardiovascular mortality and hospitalisations for heart failure.

The US approval was primarily based on results from Candesartan in Heart Failure Assessment of Reduction in Mortality and morbidity Alternative Trial (CHARM-Alternative), which examined the effect of ATACAND (n= 1013) compared to placebo (n=1015) in 2028 heart failure patients who were intolerant to ACE inhibitors, but were receiving other standard heart failure therapy. In most cases, the starting dose of ATACAND was 4 mg once daily, which was doubled every two weeks up to the sixth week. Patients received the highest dose tolerated up to the target dose of 32 mg once daily. Patients were evaluated at 2, 4, and 6 weeks; at 6 months; and every 4 months after until the end of the trial (34 months on average). The primary endpoint was time to either cardiovascular mortality or hospitalisation for heart failure. The trial demonstrated that, in these CHF patients, the use of ATACAND resulted in a 23 percent (p less than 0.001) relative risk reduction in cardiovascular death or heart failure hospitalisation (406 events in the placebo arm compared to 334 events in the patients receiving ATACAND), with both components contributing to this effect.

This finding was supported by a second study of 2548 subjects (CHARM-Added) with New York Heart Association (NYHA) Class II-IV heart failure and ejection fraction less than or equal to 40 percent, in which subjects were already on ACE inhibitors. Together, in these studies, patients on ATACAND had a 15 percent lower risk of cardiovascular mortality (p=0.005) . In these studies, symptoms of heart failure as assessed by NYHA functional class were also improved (p less than 0.001) .

Heart failure, also called chronic heart failure or CHF, is a condition in which the heart is unable to pump blood adequately to the rest of the body. It is a serious, progressive, debilitating condition and frequently leads to a fatal outcome. Many heart failure patients have impaired left ventricular systolic function and this is the population that has been studied in most previous heart failure trials. In these patients, the heart’s ability to function as a pump is compromised, as evidenced by a reduced ejection fraction, which is the percentage of blood ejected by the heart with each contraction. The normal heart ejects more than 50 percent of the blood in the left ventricle with each beat. Common causes of heart failure include coronary artery disease, heart attacks (or myocardial infarction), high blood pressure (or hypertension), and heart disease of unknown origin (or cardiomyopathy).

New York Heart Association (NYHA) Classification is a widely used and validated measure of symptomatic limitation in CHF. Class I: No limitation. Ordinary physical exercise does not cause fatigue, dyspnoea (breathlessness) or palpitations. Class II: Slight limitation of physical activity. Comfortable at rest but ordinary physical activity results in symptoms. Class III: Marked limitation of physical activity. Comfortable at rest but less than ordinary activity results in symptoms. Class IV: Unable to carry out any physical activity without discomfort. Symptoms present even at rest with increased discomfort with any physical activity.

The American Heart Association estimates that nearly 5 million Americans are currently living with heart failure, and more than half a million new cases are diagnosed each year.

The recommended initial dose of ATACAND for the treatment of heart failure is 4 mg once daily. The target dose is 32 mg once daily, which is achieved by doubling the dose at approximately two-week intervals, as tolerated by the patient.

In November 2004, AstraZeneca announced that the European Mutual Recognition Variation Procedure (MRP) evaluating the use of ATACAND for the treatment of patients with heart failure and impaired left ventricle systolic function had been completed. Worldwide sales of ATACAND totalled $879 million for 2004.

Candesartan Cilexetil is marketed by AstraZeneca under trademark ATACAND®. ATACAND® is manufactured under agreement from Takeda Pharmaceutical Company Limited.

23rd February 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

-Ends-

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 February 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2143 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,639,357,463.

G H R Musker
Company Secretary
24 February 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 February 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2118 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,638,612,261.

G H R Musker
Company Secretary
25 February 2005

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 February 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2081 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,637,862,261.

G H R Musker
Company Secretary
28 February 2005